     Joint Filer Information

Names:
Charlesbank Voting Trust
Charlesbank Equity Fund V, Limited Partnership
Charlesbank Equity Fund V GP, Limited Partnership
Charlesbank Capital Partners, LLC
Kim G. Davis
Tim R. Palmer
Andrew S. Janower
Mark A. Rosen

Addresses:
c/o Charlesbank Capital Partners, LLC
600 Atlantic Avenue, 26th Floor
Boston, MA 02210-2203

Issuer and Ticker Symbol:
Universal Technical Institute, Inc. [UTI]
Date of Event Requirement Statement:
December 16, 2003

Other Information:
 The Charlesbank Voting Trust holds 1,246.46395 shares of series D preferred stock with a liquidation value of $19,302.60401 per share that are convertible into 5,422,118 shares of common stock, which will occur concurrently with the closing of the initial public offering of the Issuer.  Holders of the trust certificates, representing beneficial ownership of the shares held by the trust, are as follows (the number of shares indicated being the number of shares of Common Stock of the Issuer into which the shares of Series D Preferred Stock are convertible): Charlesbank Equity Fund V, Limited Partnership, representing 3,508,185 shares; CB Offshore Equity Fund V, L.P., representing 493,678 shares; Charlesbank Equity Co-investment Fund V, Limited Partnership, representing 50,191 shares, Charlesbank Coinvestment Partners, Limited Partnership representing 4,395 shares and Coyote Training Group, LLC, representing 1,365,669 shares.  The shares being reported to be sold by the Charlesbank Voting Trust are being sold in the Issuer's initial public offering on a pro-rata basis according the beneficial ownership in the shares held by the holders of trust certificates.
The Charlesbank Voting Trust is expected to terminate upon the later of the closing of the initial public offering of the Issuer and the expiration or consummation the "green shoe" option to purchase shares to be granted to the underwriters in connection with such offering.  Upon termination of the trust, the then outstanding holders of voting trust certificates will surrender the trust certificates in exchange for a stock certificate or certificates representing the number of shares of the Issuer's common stock.
Charlesbank Equity Fund V, Limited Partnership, is the trustee of the Charlesbank Voting Trust.  Charlesbank Equity Fund V GP, Limited Partnership is the general partner of Charlesbank Equity Fund V, Limited Partnership.  Charlesbank Capital Partners, LLC is the general partner Charlesbank Equity Fund V GP, Limited Partnership.  Michael R. Eisenson, Kim G. Davis, Andrew S. Janower, Tim R. Palmer and Mark A. Rosen are managing directors of Charlesbank Capital Partners, LLC and have shared voting and investment power with respect to the equity interests held by the Charlesbank Voting Trust in the Issuer.  Charlesbank Equity Fund V, Limited Partnership, Charlesbank Equity Fund V GP, Limited Partnership, Charlesbank Capital Partners, LLC, Michael R. Eisenson, Kim G. Davis, Andrew S. Janower, Tim R. Palmer and Mark A. Rosen (the "Applicable Persons") may be deemed to share beneficial ownership of the 1,246.46395 shares of series D preferred stock of the Issuer held by the Charlesbank Voting Trust and any shares of Common Stock into which such shares are convertible, and each of them disclaims its or his beneficial ownership, other than its or his pecuniary interest, therein.  Pursuant to Rule 16-1(a)(4) under the Securities Exchange Act of 1934, as amended, this filing shall not be deemed an admission that any of the Applicable Persons is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities of the Issuer in excess of his or its pecuniary interest therein.